3/16/2004

04002056

SE[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2004 WASH, D.C. 158

SEC FILE NUMBER
8- 48708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg & Associates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 Arapahoe Avenue
(No. and Street)

Boulder	Colorado	80303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brady 303-440-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Ste 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg & Associates Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIM BARNETT NOTARY PUBLIC STATE OF COLORADO

Signature

Vice President

Title

Tim Barnett, Notary Public
State of Colorado
My Commission Expires 06/08/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GREENBERG & ASSOCIATES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

GREENBERG & ASSOCIATES SECURITIES, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Greenberg & Associates Securities, Inc.

We have audited the accompanying statement of financial condition of Greenberg & Associates Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg & Associates Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2004

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	121 900
Commissions receivable		33 018
Receivable from related parties (Note 3)		359 171
Cash surrender value of life insurance		94 776
Furniture and equipment, net of accumulated depreciation of $141,821		48 370
Other assets		18 419
	$	**675 654**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	22 472
Other accrued liabilities		54 946
TOTAL LIABILITIES		77 418
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 50,000 shares authorized, 100 shares issued and outstanding		233 816
Retained earnings		364 420
TOTAL SHAREHOLDERS' EQUITY		598 236
	$	**675 654**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions	$	923 616
Other income		1 596
Total revenue		925 212
EXPENSES:		
Salaries, payroll taxes and leased employee benefits		173 235
Professional fees (Note 3)		336 233
General and administrative expenses		186 057
Occupancy expenses		136 196
Travel and entertainment		82 398
Marketing and advertising		168 814
Communications		32 651
Other expenses		105 589
Reimbursement from affiliate (Note 3)		(482 196)
Total expenses		738 977
NET INCOME	**$**	**186 235**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Retained Earnings
BALANCES, DECEMBER 31, 2002	100	$ 233 816	$ 278 185
Distributions	-	-	(100 000)
Net income	-	-	186 235
BALANCES, DECEMBER 31, 2003	**100**	**$ 233 816**	**$ 364 420**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	186 235
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		29 646
Increase in commissions receivable		(6 548)
Decrease in other assets		5 380
Decrease in cash surrender value of life insurance		6 828
Decrease in accounts payable		(26 740)
Decrease in other accrued liabilities		(11 410)
Net cash provided by operating activities		183 391
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(3 046)
Increase in related party receivable		(70 696)
Net cash used in investing activities		(73 742)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholders		(100 000)
NET INCREASE IN CASH		9 649
CASH AND CASH EQUIVALENTS, at beginning of year		112 251
CASH AND CASH EQUIVALENTS, at end of year	**$**	**121 900**

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Greenberg & Associates Securities, Inc. (the Company) was incorporated on September 20, 1995 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products.

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on its taxable income.

Basis of Accounting

Securities owned by the Company (mutual funds) are recorded at market value, and related changes in market value are reflected in income. The Company records securities transactions, commission revenue and related expenses on a trade date basis.

Advertising Expense

Advertising costs incurred by the Company are expensed as incurred. During the year ended December 31, 2003 $82,980 was charged to advertising expense.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $154,357 and $5,161, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.50 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with an affiliated entity. The Company paid an affiliated entity professional fees of $57,497 and at December 31, 2003 had $427 in receivables from this affiliate.

In addition, the Company received $482,196 from three other affiliated entities as payment for their share of the expenses incurred by the Company. At December 31, 2003 the Company had a receivable of $271,021 from these affiliates.

The Company had $4,208 receivable from another affiliate and $83,515 receivable from officers and shareholders of the Company at December 31, 2003.

An affiliate pays salaries for all employees and the Company reimburses this affiliate for its portion of the salaries expense. During the year ended December 31, 2003 $98,000 was paid to this affiliate.

The above affiliated entities are owned by certain officers and shareholders of the Company.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases office space from an unrelated entity under a noncancellable operating lease expiring in 2004. Future minimum rental commitments under the lease as of December 31, 2003 is $43,411.

Total rental expense of $120,243 was charged to operations during the year ended December 31, 2003.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable insurance products which it buys and sells on behalf of its customers on a fully disclosed basis.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

GREENBERG & ASSOCIATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

CREDIT:		
Shareholders' equity	$	598 236
DEBITS:		
Nonallowable assets:		
Commissions receivable		17 919
Receivable from related parties		359 171
Furniture and equipment, net		48 370
Other assets		18 419
Total debits		443 879
NET CAPITAL		154 357
Minimum requirements of 6-2/3% of aggregate indebtedness of $77,418 or $5,000, whichever is greater		5 161
Excess net capital	**$**	**149 196**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	22 472
Other accrued liabilities		54 946
TOTAL AGGREGATE INDEBTEDNESS	**$**	**77 418**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.50 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Greenberg & Associates Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Greenberg & Associates Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Greenberg & Associates Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Greenberg & Associates Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

In addition, our review indicated that Greenberg & Associates Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2004